August 9, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	NeuroSense Therapeutics Ltd. Confidential Submission of Draft Registration Statement on Form F-1 CIK: 0001875091

Ladies and Gentlemen:

On behalf of our client, NeuroSense Therapeutics Ltd. (the “Company”), we are confidentially submitting a Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for confidential non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of such registration statement. The registration statement relates to the initial public offering of the Company’s ordinary shares.

The Company confirms that it qualifies as an “emerging growth company” and a “foreign private issuer,” each as defined in the Securities Act. The Company acknowledges to the Staff that the Company will publicly file its registration statement, along with the Draft Registration Statement, such that both are publicly available on the EDGAR system at least 15 days prior to any road show, or in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Please do not hesitate to contact me at (212) 841-1108 with any questions or notifications with respect to this confidential submission.

Very truly yours,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig

cc:	Alon Ben-Noon, Chief Executive Officer, NeuroSense Therapeutics Ltd. Sarah C. Griffiths, Covington & Burling LLP

Perry Wildes, Gross & Co.

Sarah E. Williams, Ellenoff Grossman & Schole LLP

Aaron M. Lampert, Goldfarb Seligman & Co.